Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 filed on or about January 5, 2009) and related Prospectus of Southwest Bancorp, Inc. for the registration of 70,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, a warrant for the purchase of 703,753 shares of common stock and 703,753 shares of common stock and to the incorporation by reference therein of our reports dated March 7, 2008, with respect to the consolidated financial statements of Southwest Bancorp, Inc., and the effectiveness of internal control over financial reporting of Southwest Bancorp, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.
/s/  Ernst & Young LLP

Tulsa, Oklahoma
January 5, 2009